FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 28, 2008

BAYTEX ENERGY TRUST ANNOUNCES FILING OF ITS 2007
YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 28, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) today filed its Annual Information Form which includes reserves data and other oil and gas information for the year ended December 31, 2007 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Baytex has also filed its audited consolidated financial statements and accompanying notes for the year ended December 31, 2007 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. In addition, Baytex has filed its Form 40-F with the U.S. Securities and Exchange Commission.

Copies of Baytex’s 2007 Canadian disclosure documents may be obtained on www.sedar.com, the Trust’s website at www.baytex.ab.ca, or by emailing investor@baytex.ab.ca.  U.S. related disclosure documents can be obtained on the SEC website, http://www.sec.gov/edgar.shtml, the Trust’s website at www.baytex.ab.ca, or by emailing investor@baytex.ab.ca. Unitholders have the ability to obtain hard copies of the complete audited financial statements free of charge from Baytex upon request.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Baytex Energy Trust

Ray Chan, Chief Executive Officer                                                                                                                         Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer                                                                                                           Telephone: (403) 538-3639
Erin Hurst, Investor Relations Representative                                                                                                    Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca